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                     August 29, 2022

       Ross Sklar
       Chief Executive Officer
       Starco Brands, Inc.
       250 26th Street, Suite 200
       Santa Monica, CA 90402

                                                        Re: Starco Brands, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed May 20, 2022
                                                            File No. 000-54892

       Dear Mr. Sklar:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services